SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: January 17, 2006
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: January 17, 2007	By:	/s/ Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President &
Corporate Secretary

January 18, 2007
COPPER, GOLD AND URANIUM SYSTEMS
DISCOVERED AT IVANHOE’S CLONCURRY PROJECT
IN NORTHWEST QUEENSLAND, AUSTRALIA
Review of past exploration work highlights the uranium potential of Cloncurry’s northern tenements
SYDNEY, AUSTRALIA – Robert Friedland, Chairman of Ivanhoe Mines, and Douglas Kirwin, Ivanhoe’s Executive Vice-President, Exploration, announced today that exploration activities at the company’s Cloncurry Project in the Mt. Isa District of northwestern Queensland, Australia, have discovered a series of related IOCG (Iron Oxide Copper Gold) systems, some of which have associated uranium.
Speaking at the Sydney Mining Club following the announcement, Mr. Friedland said diamond and reverse-circulation (RC) drilling conducted at the Swan, Amethyst Castle, Castle Mount and Metal Ridge prospects has successfully encountered copper, gold and uranium mineralization in intense alteration zones typical of important IOCG deposits around the world.
Copper and gold mineralization discovered by Ivanhoe in a 2005 drill program at the Swan Deposit has been expanded by the current drilling program. Ivanhoe is conducting a close-spaced, diamond-drilling program to delineate a copper and gold resource at the Swan Project. In addition, reconnaissance drilling at the Amethyst Castle and Castle Mount prospects has encountered significant intersections of classic IOGC-style breccias similar to those that host economic mineralization at the Ernest Henry Mine, near Cloncurry, and the Olympic Dam and Prominent Hill deposits in South Australia’s Gawlor Craton. A first-pass drill program at the Metal Ridge prospect has encountered significant copper and gold mineralization similar in style to the Swan Deposit.
Also in 2006, Ivanhoe completed a comprehensive review of the previous 30 years of exploration data that have highlighted the potential for significant uranium mineralization in the northern part of Ivanhoe’s 1,450-square-kilometre Cloncurry Project. An airborne radiometric survey completed in late 2006 successfully defined numerous uranium anomalies in the area.
Based on these very positive results, Ivanhoe intends to increase its exploration efforts at Cloncurry in 2007 to include detailed gravity surveys, closely-spaced diamond drilling to define a copper-gold resource at Swan, and an aggressive reconnaissance drilling program to delineate additional mineralization at the highly prospective Amethyst Castle and Metal Ridge targets. Three rigs are on site now and drilling is underway.
Ivanhoe’s prospects in historic Cloncurry-Mt. Isa mining district
Ivanhoe’s 100%-owned Cloncurry Project covers the majority of the historic Selwyn Mining District. Certain mines in the district have historically produced approximately 950,000 ounces of gold and 175,000 tonnes of copper through the processing of approximately 9.5 million tonnes of ore grading 3.62 g/t gold and 2.03% copper. Ivanhoe acquired the Cloncurry Project in September 2003 with a plan to expand the known mineralization and to conduct an integrated exploration program designed to test for significant deposits similar to the Ernest Henry Mine, owned by Xstrata, to the north, or the Osborne Mine, owned by Barrick, to the south of Ivanhoe’s existing exploration tenements.
Ivanhoe has confirmed that the area has geological potential to host large-scale, high-grade iron oxide copper and gold deposits similar to the nearby Ernest Henry Mine, and to the Olympic Dam and Prominent Hill mines in South Australia. The Northwest Queensland Mineral Belt is one of the most significant mineral producers in the world. It hosts the Century, Mount Isa, Hilton Group, Cannington, Lady Loretta and Dugald River base metal deposits, the Ernest Henry, Osborne and Eloise IOCG mines, the Tick Hill gold and the Mary Kathleen uranium deposits.
Ivanhoe has granted Placer Pacific (Osborne) Pty. Limited, a wholly-owned subsidiary of Barrick, a farm-in and exploration agreement that allows Barrick to explore for gold and copper deposits on a 114.5-square-kilometre portion at the southern end of Ivanhoe’s Cloncurry Project. New exploration drill results from the joint venture are expected to be announced soon. Details of the joint venture are on Ivanhoe’s website at www.ivanhoemines.com.
Swan copper, gold and uranium discovery
Ivanhoe focused its early work at the Swan discovery, with the intent of expanding the known oxide copper and gold mineralization that had been identified by the previous operators of the property. The Ivanhoe drill program in 2005 was successful in expanding the oxide mineralization and also encountered strong hypogene copper and gold mineralization below the oxide/transition interface. Twelve diamond holes, totalling 6,083 metres, were drilled at the Swan discovery in 2006. The drilling intersected steeply dipping zones of copper sulphide veins, infilling brecciated meta-sediments and meta-basalts that are interpreted as feeders for the near-surface oxide mineralization. The 2006 drilling was highlighted by Hole MEHQ1095, which intersected 215 metres averaging 0.79% copper and 0.60 g/t gold. Assays for gold and copper for MEHQ1095 were received on January 12, 2007, and assays for uranium were received January 15th.
Assaying Swan samples above 0.75% copper has demonstrated a significant presence of uranium associated with the copper and gold mineralization. Uranium assays for Hole 1095, include two one-metre intersections of 1400 ppm U from 254 to 255 metres, and 2200 ppm U from 262 to 263 metres. All samples from the Swan drilling will now be analyzed for uranium and rare earth elements. These assay results reinforce the IOCG status for the Swan deposit and invite comparisons to other well known IOCG deposits.
The table below summarizes the significant copper, gold and uranium intercepts from the 2006 diamond drill holes.
To date, all of Ivanhoe’s drill holes at the Cloncurry Project have been drilled at an inclination of -60 degrees to the west. Ivanhoe believes that the mineralization encountered at the Swan, Amethyst Castle and Metal Ridge discoveries is dipping steeply to the east. There has not been enough drilling to determine the true widths of the mineralized intercepts.

Swan Prospect: Significant Diamond Drilling Results from 2006

	Downhole	Downhole	Downhole			Uranium
Hole	depth from	depth to	interval	Copper	Gold	ppm
MEHQ-	(metres)	(metres)	(metres)%		g/t	estimate*
1087	12	38.00	26.00	0.71	0.32	20
	66	79.00	13.00	0.80	0.49	59
	168	191.00	23.00	0.50	0.18	62
1088	179	203.00	24.00	0.73	0.43	55
1089	183	215	32.00	0.72	0.47	115
	234	247	13.00	1.94	0.56	401
	281	313	32.00	0.96	0.53	171
1090	283	295	12.00	0.96	0.51
1091	163	174	11.00	1.11	0.40	28
1092	130	145	15.00	0.72	0.48
	148	162	14.00	0.59	0.55
	171	190	19.00	0.47	0.32
	194	212	18.00	1.72	0.54
	266	294	28.00	0.62	0.48
1093	207	218	11.00	1.14	0.98	40
	224	309	85.00	0.96	0.61	107
	369	398	29.00	0.49	0.45	67
1094	337	355	18.00	0.78	0.60	200
1095	187	208	21.00	0.58	0.35	275
	229	444	215.00	0.79	0.60	154
including	229	268	39.00	0.94	0.77	376
Including	273	357	84.00	0.91	0.68	165
Including	387	444	57.00	0.94	0.70	35

*	Uranium was assayed only in Swan samples carrying 0.75% copper or greater. Intersections calculated using 0.25 % copper cutoff.
The majority of the 2006 drilling was focused on expanding the known mineralization along strike to the north. This drilling has demonstrated that the hypogene copper and gold mineralization discovered in the 2005 program can be traced for at least another 400 metres to the north, for a total strike length of 700 metres. This is highlighted by drill holes 1089 (see table for results), 1093 (see table for results), 1095 (see table for results), 1094 (see table for results) and 1096 (visual mineralization). The mineralization is comprised mainly of chalcocite and chalcopyrite, hosted in intensely magnetite-albite altered meta-sediments. Of particular interest, a mineralized granitic intrusion was encountered in the bottom 30 metres in hole MEHQ06-1096. The intrusion has abundant miarolitic cavities with infilling chalcopyrite and may represent the source of the vein filling breccias and the previously identified oxide zone at the surface (assays are pending).
The mineralization discovered to date at Swan has a distinct zonation that is characterized by a supergene profile approximately 20 metres thick, underlain by 30-50 metres of oxide/transition mineralization comprised of chrysocolla, malachite, native copper and increasing chalcocite, which then grades into a chalcopyrite-dominated system at depth. Significant gold occurs throughout the oxide and sulphide zones, as can be seen in the initial results below.

Swan Prospect: Significant Diamond Drilling Results from 2005

	Downhole	Downhole	Downhole
Hole	depth from	depth to	interval	Copper	Gold
MEHQ	(metres)	(metres)	(metres)%		g/t
1068	8	56	48	0.85	0.57
	65	180.4	115.4	0.96	0.86
1069	53	74	21	0.36	0.21
	83	162	79	1.45	0.99
	176	204	28	0.71	0.46
1070	9	79	70	1.20	0.31
1071	15	59	44	0.79	0.48
	65	80	15	0.66	0.48
	94	106	12	0.63	0.29
	114	145	31	0.63	0.47
	185	211	26	0.42	0.37
1072	31	101	70	0.59	0.31
	112	137	25	0.61	0.41
1073	8	59	51	0.49	0.07
	115	269	154	0.81	0.49
A resource in-fill drilling program is scheduled to commence in February to expand the known mineralization and further explore the hypogene IOGC potential of the Swan copper-gold system at depth.
Amethyst Castle copper, gold and uranium discovery
Ongoing exploration at Amethyst Castle, located approximately nine kilometres southwest of Swan, has encountered copper, gold and uranium mineralization in several areas of widespread intense hydrothermal brecciation.
Previous, shallow BQ-sized diamond drilling by other companies identified the presence of copper-bearing haematite (iron) matrix breccia at the Amethyst Castle prospect. Sampling by Ivanhoe of the remnant core from this earlier drilling identified highly significant gold and uranium values. The main targets identified to date are in the vicinity of the old workings and previous drilling (essentially recessive terrain with little or no exposed bedrock) and the prominent topographic features at Castle Mount and Amethyst Castle which are comprised of silicified hydrothermal breccias.
In February and March, 2006, dipole-dipole induced polarization/resistivity and SAM (sub-audio magnetics) surveys were completed over the main prospect areas. The positive results partially reflected disseminated chalcocite and gold mineralization; however, a planned detailed gravity survey is expected to be a better method for drill targeting. Gravity surveys were fundamental in the discovery of the Prominent Hill IOCG deposit, currently being developed by Oxiana Resources in South Australia’s Gawler Craton.
Ivanhoe drilled 14 reverse-circulation (RC) holes totalling 2,720 metres in May, 2006, to test the defined IP anomalies. These holes intercepted biotite schists, albite-haematite–altered granite and probable breccias. Haematite was the dominant iron oxide mineralization encountered, with some magnetite observed in the lower sections of several holes. The results are highly encouraging as they reflect the presence of an IOGC style of mineralization, similar to that identified at Swan, carrying significant gold, copper and uranium. Results from the preliminary RC program are presented below.

Amethyst Castle: Significant RC Drill Results from May 2006

		Downhole
	Downhole	depth	Downhole
Hole	depth from	to	interval	Copper	Gold	Uranium
ACRC -06-	(metres)	(metres)	(metres)%		g/t	ppm
001	80	92	12	0.03	0.82	239
004	34	40	6	0.29	0.64	230
005	34	44	10	0.89	0.33	20
006	56	66	10	0.99	0.77	66
	146	154	8	0.39	0.99	93
	170	182	12	0.41	1.11	27
including	170	176	6	0.72	1.88	41
009	118	120	2	0.05	1.48	472
	144	154	10	1.38	1.66	574
010	4	30	26	0.56	0.24	37
including	8	18	10	0.91	0.27	62
including	28	30	2	1.75	0.12	37
	48	50	2	1.37	0.15	11
	86	94	8	0.34	0.43	197
014	164	166	2	0.93	0.55	84
Six diamond holes totalling 2,200 metres were subsequently drilled into additional geophysical and geological targets. High-grade, breccia-hosted chalcocite mineralization was intersected in holes ACDD003 and ACDD006. These intercepts are classic IOCG fluidized hematite matrix multi-clastic breccias with chalcocite present in both the clasts and matrix. Chalcocite, bornite, chalcopyrite with carbonate veins and vein breccias occur in ACD002, while similar assemblages also were noted with silica, albite and hematite alteration in ACD004. Results from the preliminary diamond drilling program are presented below.
Amethyst Castle: Significant Breccia-Hosted Chalcocite Diamond Drill Results 2006

Hole
Amethyst	Downhole	Downhole	Downhole
Castle	depth from	depth to	interval	Copper	Gold	Uranium
DDH-06-	(metres)	(metres)	(metres)%		g/t	ppm
002	215	224	9	0.49	0.05	158
	415	416	1	0.29	0.12	1800	*
	440	442	2	0.24	0.04	1074	*
003	38	54	16	3.67	2.31	121
including	40	45	5	8.74	6.41	162
including	43	44	1	11.4	26.9	284
004	70	110	40	0.12	0.01	124	*
including	101	110	9	0.17	0.01	245	*
006	41	52	11	0.10	0.01	378	*
	81	92	11	0.16	0.04	123	*
	187	196	9	1.25	1.30	213
	222	230	8	3.73	2.42	80
	280	290	10	0.72	1.80	383
Intersections based on copper cutoff of 0.25% unless marked by an *. All Amethyst samples were assayed for uranium.

These highly encouraging intersections and, more importantly, the intensity and style of the breccia-hosted mineralization, demonstrate a large-scale IOCG system at a very early stage of exploration. Breccia outcrops that can be traced on the surface to the north, including the Amethyst Castle Prospect itself, have yet to be tested by deeper drilling. Diamond hole ACD006 appears to have intersected the outer part of a much larger haematitic breccia body, which also is untested. A detailed gravity survey and additional geophysics are planned as soon as crews become available. Diamond drilling now has recommenced at Amethyst Castle and will be ongoing throughout 2007.
Metal Ridge discovery
Five diamond-drill holes totalling 2,581 metres were completed at Metal Ridge in late 2006. Initial targeting was based on known copper-in-soil and trench geochemical anomalies and combined SAM magnetic and IP chargeability features. The Metal Ridge North prospect is 1.5 kilometres southeast of the former Lady Ella copper-gold mine, which also is on Ivanhoe’s exploration ground, approximately four kilometres east of Amethyst Castle and approximately 10 kilometres north of the former producing Selwyn Mine. Located within the highly prospective Mt. Dore fault zone, mineralization at Metal Ridge North is found within the same black shale of the mid-Proterozoic Kuridala Formation that hosts the Kuridala deposits to the north and the Mt. Dore deposit to the south, which also is within Ivanhoe’s licence area. The Mt. Dore deposit contains significant oxide copper mineralization that was delineated by previous operators. This oxide style of mineralization can be traced sporadically along trend to the Metal Ridge prospect, a distance of approximately six kilometres, where high-grade copper oxide mineralization historically has been mined by hand from numerous shafts and small pits. This entire belt has been the centre of extensive prospecting since the early 1900s in response to the numerous zones of high-grade copper and gold found at surface.
Mineralization within the prospect can be divided into two styles: black-shale-hosted pyrrhotitechalcopyrite- pyrite stockwork and red-rock-hosted disseminated chalcopyrite- pyrite ± molybdenum, fluorite, sphalerite and galena. Mineralization of both styles generally is associated with north-trending, steeply-east-dipping shear zones. These are postulated to be associated with one of the many reactivations of the interpreted Mt. Dore fault zone.
First-pass drilling at Metal Ridge North has identified several zones of highly anomalous copper and gold ± uranium-molybdenum-lead-zinc. This drilling has shown that the prospect contains three critical criteria needed for a major IOCG deposit: 1) a favourable host rock, 2) a major regional structure (Mt. Dore fault zone) and 3) the fluid chemistry and fluid volumes needed to mobilize and deposit large volumes of copper, gold and uranium. The magnetic and conductivity anomalies at Metal Ridge North represent a highly prospective, 1.5-kilometre-long target, open to the north and south, which has not yet been adequately tested. Drill assay results are pending.
Uranium potential within Ivanhoe’s tenements
In 1957, Rio Tinto flew an airborne radiometric survey south of Malbon in the Cloncurry district and in the vicinity of Ivanhoe’s existing tenements, possibly as a result of the discovery of the Mary Kathleen deposit. Uranium was first indicated within Ivanhoe’s Cloncurry tenements in the late 1960s and mid-1970s, with work carried out at the Elizabeth Anne uranium prospect. Uranium also was discovered at the Dairy Bore, Old Fence, U2 and Robert Heg prospects, all in the Kuridala area in the northern part of Ivanhoe’s tenements.
Previous work compiled from exploration programs conducted 30 years ago is being assessed. During this earlier period, Marathon Oil and Minerals Pty. Ltd. completed 56 percussion holes and three diamond holes at the Elizabeth Anne uranium prospect.

Marathon reported that 25 of the holes encountered anomalous uranium mineralization of >250ppm U308. A total of 20 holes contained sample intervals (widths were not stated) that returned values of up to 500ppm U308. The best reported intercept was five feet that assayed 7200ppm U308. In November, 2006, Ivanhoe commissioned an airborne radiometric survey over the northern tenements. This survey has generated numerous substantial uranium anomalies that will be the subject of high-priority follow-up in 2007.
Assays
All Cloncurry samples were assayed by SGS at its analytical facilities in Townsville and Perth, Australia.
Qualified Person
The technical information in this release is based on information compiled by James Heape, a Fellow of the Australian Institute of Geoscientists and a Qualified Person as required by NI 43- 101. Mr. Heape, a full-time Ivanhoe Cloncurry employee, has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration, and to the activity that he is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.
Ivanhoe shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Additional details on the Ivanhoe Mines website
Additional information materials, including maps, illustrations and photographs that are associated with this announcement and developments at the Cloncurry project, will be posted on the Ivanhoe website: www.ivanhoemines.com.
Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements. This document includes forward-looking statements that include, but are not limited to, statements concerning Ivanhoe’s planned exploration program at the Cloncurry prospect and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.